     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 1997

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              WINSTON HOTELS, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

                  NORTH CAROLINA                                        56-1872141
 (State or other jurisdiction of incorporation or          (I.R.S. Employer Identification No.)
                   organization)

                         2209 CENTURY DRIVE, SUITE 300
                         RALEIGH, NORTH CAROLINA 27612
                                 (919) 510-6010
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ROBERT W. WINSTON, III
                         2209 CENTURY DRIVE, SUITE 300
                         RALEIGH, NORTH CAROLINA 27612
                                 (919) 510-6010
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                WITH A COPY TO:

                              ALAN J. PRINCE, ESQ.
                                KING & SPALDING
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                                 (404) 572-4600
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement in light of market conditions and other factors.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.   [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE


===============================================================================================================
                                                                                              AMOUNT OF
                 TITLE OF EACH CLASS OF                   PROPOSED MAXIMUM AGGREGATE         REGISTRATION
              SECURITIES TO BE REGISTERED                    OFFERING PRICE(1)(2)             FEE(3)(4)
---------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share(3)...............
Preferred Stock, $.01 par value per share(3)............         $200,000,000                  $60,607
===============================================================================================================


(1) In no event will the aggregate maximum offering price of all securities registered under this Registration Statement exceed $200,000,000. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder.
(2) The proposed maximum offering price per unit (a) has been omitted pursuant to General Instruction II.D. of Form S-3 and (b) will be determined, from time to time, by the Registrant in connection with the issuance by the Registrant of the securities registered hereunder.
(3) Subject to footnote (1), there is being registered hereunder an indeterminate number of shares of Common Stock and Preferred Stock as may be sold, from time to time, by Winston Hotels, Inc.
(4) Fee calculated pursuant to Rule 457(o).
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     This Registration Statement relates to securities which may be offered from time to time by Winston Hotels, Inc. (the "Company"). This Registration Statement contains a form of basic prospectus (the "Basic Prospectus") relating to the Company which will be used in connection with one or more offerings of securities by the Company. The specific terms of the securities to be offered will be set forth in a Prospectus Supplement relating to such securities.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS        SUBJECT TO COMPLETION, DATED AUGUST 1, 1997


                                  $200,000,000

                              WINSTON HOTELS, INC.

LOGO                    COMMON STOCK AND PREFERRED STOCK

                             ---------------------

     Winston Hotels, Inc. (the "Company") may from time to time offer (i) shares of its common stock, $.01 par value per share (the "Common Stock"), and (ii) in one or more series or classes, shares of its preferred stock, $.01 par value per share ("Preferred Stock"), with an aggregate public offering price of up to $200,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Common Stock and Preferred Stock (collectively, the "Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable (i) in the case of Common Stock, any initial public offering price and (ii) in the case of Preferred Stock, the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and all other specific terms of the Preferred Stock. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement also will contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on an interdealer quotation system or a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.


     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE OFFERED SECURITIES.


                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

               The date of this Prospectus is             , 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661-2511. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company. In addition, the Company's Common Stock currently is traded on The Nasdaq Stock Market ("Nasdaq") and such reports, proxy and information statements and other information concerning the Company can be inspected and copied at The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

     The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Securities. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Company and the Securities, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company (File No. 0-23732) with the Commission are incorporated herein by reference and made a part hereof:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997;

          (c) the Company's Current Report on Form 8-K dated May 7, 1996, as amended by the Company's Current Report on Form 8-K/A filed with the Commission on July 18, 1996; and the Company's Current Report on Form 8-K dated July 11, 1997;

          (d) the combined statements of income, equity and cash flows of the Impac Acquisition Hotels (described in Note 1 to those financial statements) for the year ended December 31, 1995, included in the Company's Registration Statement on Form S-3 (File No. 333-03986); and

          (e) the description of the Common Stock of the Company included in the Company's Registration Statement on Form 8-A (File No. 0-23732), dated March 23, 1994, including any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any applicable Prospectus Supplement) or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Winston Hotels, Inc., 2209 Century Drive, Suite 300, Raleigh, North Carolina 27612, Attention: Secretary, telephone number
(919) 510-6010.

                                  THE COMPANY

     The Company is a self-advised and self-administered equity REIT that, either directly or through WINN Limited Partnership (the "Partnership"), owns 34 hotels as of July 29, 1997 (the "Hotels"), and is developing four Homewood Suites(R) hotels, and one Courtyard by Marriott(R) hotel. In addition, the Company has signed contracts or letters of intent to acquire four additional hotels, which contain an aggregate of 520 rooms, for a total purchase price of $30.1 million. The Company is the sole general partner of the Partnership and, at July 29, 1997, owned an approximately 90.1% interest in the Partnership. The following table sets forth, as of July 29, 1997, certain information regarding the Company's hotels:

FRANCHISE AFFILIATION                                   NUMBER OF HOTELS   NUMBER OF ROOMS
---------------------                                   ----------------   ---------------
Hampton Inn(R)........................................         15               1,809
Comfort Inn(R)........................................          9               1,293
Homewood Suites(R)....................................          2                 232
Comfort Suites(R).....................................          2                 277
Courtyard by Marriott(R)..............................          2                 330
Hampton Inn & Suites(R)...............................          1                 136
Holiday Inn Express(R)................................          1                  81
Holiday Inn Select(R).................................          1                 244
Quality Suites(R).....................................          1                 168
                                                               --               -----
          Total.......................................         34               4,570
                                                               ==               =====

     The Company and Promus Hotels, Inc. ("Promus") have entered into various agreements relating to the acquisition of hotels by the Company from Promus. Specifically, the Company has agreed to purchase one additional Homewood Suites hotel (the "Homewood Development Hotel") being developed by Promus. In addition, Promus has granted the Company an option to purchase additional Homewood Suites hotels (the "Homewood Option Hotels") during the three year period ending April 2000. The Company also has agreed to use its best efforts over an eight year period to spend at least $100 million to acquire hotels from Promus or develop hotels franchised by Promus, including the Homewood Development Hotel and the Homewood Option Hotels. Promus has agreed to invest up to an additional $13.5 million in the Company's Common Stock from time to time, based on purchases by the Company of the Homewood Development Hotel and Homewood Option Hotels. To date, Promus has invested approximately $1.5 million in the Common Stock.

     To enable the Company to qualify as a REIT, the Company or the Partnership, as applicable, leases the Hotels to Winston Hospitality, Inc. (the "Lessee") pursuant to leases (the "Percentage Leases") providing for rent payments based, in part, on revenues from the Hotels ("Percentage Rent"). The Lessee pays rent to the Company and the Partnership under the Percentage Leases and, in addition, pays all franchise fees, management fees and other operating expenses of the Hotels. The Lessee operates 24 of the Hotels, Interstate Management and Investment Corporation ("IMIC") operates nine of the Hotels and Promus operates one of the Hotels. Promus also will manage additional Homewood Suites hotels developed by it and acquired by the Company.

     The Company's growth strategy is to enhance shareholder value by increasing Cash Available for Distribution (as defined herein) per share of Common Stock through implementation of the Company's (i) internal growth strategy, (ii) acquisition strategy, (iii) development strategy and (iv) rehabilitation strategy. The Company's internal growth strategy is to establish and maintain a high occupancy rate at each hotel followed by increases in average daily rate ("ADR"), which in turn increase Percentage Lease revenues to the Company. The Company's acquisition strategy is to purchase hotels with strong, national franchise affiliations in growth markets at prices that result in attractive long-term returns. The Company seeks to acquire properties in locations with relatively high demand for rooms, a relatively low supply of hotel properties and barriers to easy entry into the hotel business, such as a scarcity of suitable lots or zoning restrictions. The Company's development strategy has two primary objectives: (i) adding high-quality hotels to its portfolio and (ii) creating long-term returns to the Company that exceed those that can be achieved through acquisitions. In considering development opportunities, the Company will review the availability and pricing of existing hotels for sale in the area that meet the Company's acquisition criteria, the availability of lots suitable for development, the costs and risks of developing and the availability of financing, as well as any other factors the Company deems relevant. The Company's rehabilitation strategy focuses on identifying underperforming hotel properties that would benefit substantially from renovation and quality management. The Company, therefore, may acquire hotel properties that could benefit from renovations, including hotels requiring complete renovation. The Company intends to finance acquisitions and development through the offering of the Securities or other follow-on offerings, from borrowings under its available $125 million line of credit (the "Line of Credit"), from joint venture agreements and from the issuance of other debt or equity securities.

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its short taxable year ended December 31, 1994. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 95% of its taxable income. In connection with the Company's election to be taxed as a REIT, the Company's Articles of Incorporation (the "Articles of Incorporation") impose certain restrictions on the transfer and ownership of shares of Common Stock. See "Restrictions on Ownership of Common Stock." The Company has adopted the calendar year as its taxable year. The Articles of Incorporation limit consolidated indebtedness to 45% of the Company's investment in hotel properties, at its cost.

     The Company will contribute all of the net proceeds from the sale of the Securities offered hereby to the Partnership in exchange for units of partnership interest in the Partnership ("Units"). Unless the context otherwise requires, all references herein to the business and assets of the Company refer to Winston Hotels, Inc., the Partnership and their respective subsidiaries, on a consolidated basis.

     The Company's executive offices are located at 2209 Century Drive, Suite 300, Raleigh, North Carolina 27612, and its telephone number is (919) 510-6010.

                                  RISK FACTORS

     In addition to the other information contained in, or incorporated by reference into, this Prospectus and any Prospectus Supplement, prospective investors should carefully consider the following factors in evaluating an investment in the Securities offered hereby.

DEVELOPMENT RISKS

     The Company is currently developing five hotel properties and intends to develop additional hotel properties as suitable opportunities arise. New project development is subject to a number of risks, including risks of construction delays or cost overruns that may increase project costs, and new project commencement risks such as competition for suitable development sites, receipt of zoning, occupancy and other required governmental permits and authorizations and the incurrence of substantial development costs in connection with projects that are not pursued to completion. The Company anticipates that its development projects will be financed with the Line of Credit or other secured or unsecured financing. There can be no assurances, however, that the Company will complete the development of any projects it begins or that the development and construction activities will be completed in a timely manner or within budget. The Company also intends to rehabilitate existing hotel properties that the Company believes are underperforming and such rehabilitation projects will be subject to the same risks as development projects.

RISKS OF RAPID GROWTH

     Since the Company's May 1994 initial public offering (the "IPO"), the number and geographic dispersion of the Company's hotel properties has increased substantially. The Company's growth strategy contemplates additional hotel acquisitions that meet its investment criteria, as well as hotel development, further increasing the number and geographic dispersion of the hotel properties in which it owns interests. The Company's ability to grow depends upon the ability of the Lessee and any third-party manager retained by the Lessee to manage effectively the Hotels, as well as any additional hotels in which the Company invests. The Lessee's or its third-party managers' ability to operate additional hotels under Percentage Leases or under management agreements, with current staffing levels and office locations, may diminish as the Company acquires additional hotels. Such growth may require the Lessee to hire additional personnel, engage additional third-party managers, and operate in new geographic locations.

DEPENDENCE ON RENT PAYMENTS UNDER PERCENTAGE LEASES;
LIMITED FINANCIAL RESOURCES OF THE LESSEE

     The Company must rely on the Lessee, either directly or under contracts with managers such as IMIC and Promus, to generate sufficient cash flow from the operation of the Hotels to enable the Lessee to meet its rent obligations under the Percentage Leases. Ineffective operation of the Hotels may result in the Lessee being unable to pay rent to the Company and the Partnership as required under the Percentage Leases. The obligations of the Lessee under the Percentage Leases are unsecured. Other than inventory and working capital, the Lessee has only nominal assets in addition to its rights and benefits under the Percentage Leases. See "-- Hotel Industry Risks -- Competition."

ACQUISITION OF HOTELS WITH NO OPERATING HISTORY

     The Homewood Development Hotel, the Homewood Option Hotels and the hotels currently under development by the Company have no operating history. The Company and the Lessee have negotiated, or will negotiate, the Percentage Rent formulas for these hotels based on projections of occupancy and ADR for the area in which each of these hotels is or will be located. Consequently, the Company will be subject to risks that these hotels will not achieve anticipated occupancy or ADR levels. Similarly, during the start-up period, room revenues may be less than required to result in the payment of rent at levels that provide the Company with an attractive return on its investments.

LACK OF CONTROL OVER OPERATIONS OF THE HOTELS

     Neither the Company nor the Partnership can operate any hotel or participate in the decisions affecting the daily operations of any hotel. Either the Lessee under the Percentage Leases, or an operator such as IMIC and Promus under management agreements with the Lessee, will control the daily operations of the Hotels. Neither the Company nor the Partnership has the authority to require any hotel to be operated in a particular manner, or to govern any particular aspect of the daily operations of any hotel (e.g., setting room rates). Thus, even if the Company's management believes the Hotels are being operated inefficiently or in a manner that does not result in anticipated rent payments to the Company or Partnership under the Percentage Leases, neither the Company nor the Partnership may require a change to the method of operation. The Company is limited to seeking redress only if the Lessee violates terms of the Percentage Leases, and then only to the extent of the remedies set forth therein.

HOTEL INDUSTRY RISKS

  Operating Risks

     The Hotels are subject to all operating risks common to the hotel industry. These risks include: competition from other hotels; past over-building in the hotel industry which has adversely affected occupancy and ADR; increases in operating costs due to inflation, which increases have not in recent years been, and may not necessarily in the future be, offset by increased room rates; dependence on business and commercial travelers and tourism; increases in energy costs and other expenses of travel; and adverse effects of general and local economic conditions. These factors could adversely affect the Lessee's ability to make lease payments and, therefore, the Company's ability to make expected distributions to shareholders. Further, decreases in room revenues of the Hotels will result in decreased revenues to the Company and the Partnership under the Percentage Leases and decreased Cash Available for Distribution (defined as net income (loss), excluding gains (or losses) from debt restructuring or sales of properties, plus depreciation and amortization and minority interest, minus capital expenditures and principal payments of indebtedness) to the Company's shareholders.

  Competition

     Competition for Guests. The hotel industry is highly competitive. The Hotels compete with other hotel properties in their geographic markets. As industry conditions continue to improve, new competing hotels may be opened in the Company's markets and in markets in which the Company may acquire hotels in the future.

     The Midscale (Without Food & Beverage) segment of the hotel industry, which includes Holiday Inn Express, Hampton Inn, Hampton Inn & Suites and Comfort Inn hotels, and the Upscale segment of the hotel industry, which includes Courtyard by Marriott and Homewood Suites, are experiencing a greater percentage increase in room supply than other segments of the industry. Room supply for the Midscale (Without Food & Beverage) segment grew 12.1% in 1995 and 14.7% in 1996, and room supply for the Upscale segment grew 4.4% in 1995 and 5.7% for 1996, each as compared to 1.2% in 1995 and 2.1% in 1996 for all U.S. hotels. Although growth in demand for Upscale hotels (4.5% in 1995 and 6.0% in 1996) exceeded growth in supply in each of these periods, respectively, growth in demand for Midscale (Without Food & Beverage) hotels (11.7% in 1995 and 12.0% in 1996) was less than growth in supply in each of these periods. Continued increases in supply could result in decreased ADR, occupancy and revenue per available room ("REVPAR") at the Company's hotels competing in the Midscale (Without Food & Beverage) and Upscale segments.

     Competition for Acquisitions. The Company competes for acquisition opportunities with entities that have substantially greater financial resources than the Company. These entities may generally be able to accept more risk than the Company can prudently manage, including risks with respect to the creditworthiness of a hotel operator or the geographic proximity of its investments. Competition may generally reduce the number of suitable investment opportunities offered to the Company and increase the bargaining power of property owners seeking to sell. Further, the Company faces competition for acquisition opportunities from other REITs and entities organized for purposes substantially similar to the Company's objectives, including entities which do not need to utilize a lessee to operate the hotel and who therefore may be able to offer a higher price to sellers than can the Company.

  Seasonality of Hotel Business

     The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality, and the structure of the Percentage Leases, which provide for a higher percentage of room revenues above stated equal quarterly levels to be paid as Percentage Rent, can be expected to cause fluctuations in the Company's quarterly lease revenues from the Percentage Leases. The lease revenues may vary by season as a result of the tiered, progressive formulas under which Percentage Rent is calculated.

  Concentration of Investments; Proximity to Coast

     Fourteen of the 34 Hotels are located in the State of North Carolina, with six of the Hotels located in the Raleigh/Durham, North Carolina area and three of the Hotels located in Wilmington, North Carolina. In the future, the Company could increase the concentration of its investments in North Carolina and, particularly, in the Raleigh/Durham area where the Company currently is developing two hotels. The concentration of the Company's investments in North Carolina could result in adverse events or conditions which affect those areas particularly, such as increases in room supply, a hurricane or other natural disaster, having a more significant negative effect on the operation of the Hotels, and ultimately amounts available for distribution to shareholders of the Company, than if the Company's investments were geographically diversified.

     In addition to the Company's concentration of investment in North Carolina, three of the Hotels are located in the metropolitan Atlanta area. The Company also currently is developing a Homewood Suites hotel in Alpharetta, Georgia, a suburb of Atlanta. The concentration of the Company's investments in one metropolitan area can result in adverse events or conditions that affect that metropolitan area having a more significant negative effect on the operations of the Hotels and, ultimately, amounts available for distribution to shareholders of the Company.

     Several of the Hotels are located near the Atlantic Ocean and are exposed to more severe weather than hotels located inland. These Hotels are also exposed to salt water and humidity, which result in increased or more rapid wear on the hotels' weatherproofing and mechanical, electrical and other systems. As a result, the Company may incur additional expenditures for capital improvements.

  Emphasis on Hampton Inn and Comfort Inn Hotels

     Fifteen of the 34 Hotels are operated as Hampton Inn hotels; one is operated as a Hampton Inn & Suites hotel; nine are operated as Comfort Inn hotels; and two are operated as Comfort Suites hotels. The Company is subject to risks inherent in concentrating investments in these franchise brands, such as a decrease in business because of adverse publicity related to the brands.

  Operating Costs and Capital Expenditures; Hotel Renovation

     Hotels have an ongoing need for renovations and other capital improvements, particularly in older structures, including periodic replacement of furniture, fixtures and equipment. Under the terms of the Percentage Leases, the Company and the Partnership are obligated to pay the cost of certain capital expenditures at the Hotels and to pay for furniture, fixtures and equipment. Franchisors may also require periodic capital improvements to the Hotels as a condition of retaining the franchise licenses. If these expenses exceed the Company's estimate, the additional cost could have an adverse effect on Cash Available for Distribution per share of Common Stock. In addition, the Company intends to invest selectively in hotels that require significant renovation. Renovation of hotels involves certain risks, including the possibility of environmental problems, construction cost overruns and delays, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from hotels.

CONFLICTS OF INTEREST

     Because of the ownership in and positions with the Company and the Lessee of affiliates of Charles M. Winston and Robert W. Winston, III, there are inherent conflicts of interest in the ongoing lease and operation of the Hotels.

  No Arm's Length Bargaining on Percentage Leases and Purchase Contracts for Hotels Owned by Winston Affiliates

     The terms of the Percentage Leases and the contracts pursuant to which the Partnership acquired ten hotels in connection with the IPO (the "Initial Hotels") and four other hotels (the "Affiliate Acquisition Hotels") in the past from affiliates of Charles M. Winston and Robert W. Winston, III were not negotiated on an arm's length basis. The Company believes, however, that the terms of such agreements are fair to the Company. The Independent Directors (directors who do not serve as officers or employees of the Company or its subsidiaries and are not affiliates of any advisor to or lessee of any property of the Company) and the Company obtained separate, independent appraisals of each Affiliate Acquisition Hotel, each of which indicated a fair market value that was greater than the purchase price of the related Affiliate Acquisition Hotel. The Independent Directors determined that the acquisition of the Initial Hotels and the Affiliate Acquisition Hotels was in the best interests of the Company and its shareholders and approved the acquisition of such Hotels and the terms of the Percentage Leases. The Company does not own any interest in the Lessee. The Lessee is owned by Robert W. Winston, III, President and director of the Company, and John B. Harris, Jr., President and director of the Lessee. Because Mr. Winston is a director and shareholder of the Lessee, as well as an officer and director of the Company, there is a conflict of interest with respect to the enforcement and termination of the Percentage Leases.

  Conflicts Relating to Sale of the Initial Hotels and the Affiliate Acquisition Hotels

     The limited partners of the Partnership other than the Company (the "Limited Partners"), including Robert Winston and Charles Winston (President and Chairman of the Board of the Company, respectively), may have unrealized gain in their interests in the Initial Hotels and the Affiliate Acquisition Hotels. The Partnership's sale of any of those Hotels may cause adverse tax consequences to the Limited Partners. Therefore, the interests of the Company and the Limited Partners could conflict in connection with the disposition of one or more of those 14 Hotels. However, decisions with respect to the disposition of all hotel properties in which the Company invests will be made by a majority of the Board of Directors, which majority must include a majority of the Independent Directors when the disposition involves an Initial Hotel or an Affiliate Acquisition Hotel.

REAL ESTATE INVESTMENT RISKS

  General Risks

     The Company's investments will be subject to varying degrees of risk generally incident to the ownership of real property. The underlying value of the Company's real estate investments and the Company's income and ability to make distributions to its shareholders is dependent upon the ability of the Lessee, or an operator such as IMIC or Promus, to operate the Hotels in a manner sufficient to maintain or increase revenues, to generate sufficient income in excess of operating expenses and to make rent payments under the Percentage Leases. Income from the Hotels may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, competition from other hotel properties, changes in interest rates and in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older structures, changes in real estate tax rates and other operating expenses, adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war and adverse changes in zoning laws, many of which are beyond the control of the Company.

  Illiquidity of Real Estate

     Real estate investments are relatively illiquid. There can be no assurance that the Company will be able to dispose of an investment when it finds disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of the Company's investment. The ability of the Company to vary its portfolio in response to changes in economic and other conditions will be limited. Also, no assurances can be given that the market value of any of the Hotels will not decrease in the future.

  Environmental Matters

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances, including ACMs. In connection with the ownership of the Hotels, the Company, the Partnership, the Lessee or any third-party manager, as the case may be, may be potentially liable for any such costs. Phase I environmental site assessments ("ESAs") were obtained on all of the Hotels prior to their acquisition. The purpose of Phase I ESAs is to identify potential sources of contamination for which the Hotels may be responsible and to assess the status of environmental regulatory compliance. The Phase I ESA reports have not revealed any environmental condition, liability or compliance concern that the Company believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any such condition, liability or concern. However, these reports may not reveal all environmental conditions, liabilities or compliance concerns. Further, there may be material environmental conditions, liabilities or compliance concerns that arose at a Hotel after the related Phase I ESA report was completed of which the Company is otherwise unaware.

  Uninsured and Underinsured Losses

     Each Percentage Lease specifies comprehensive insurance to be maintained on each of the Hotels, including liability, fire and extended coverage. Management believes such specified coverage is of the type and amount customarily obtained for or by an owner on real property assets. Leases for subsequently acquired hotels will contain similar provisions. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, and other acts of God, that may be uninsurable or not economically insurable. The Company's Board of Directors will use its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the Company's investments at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Certain factors, including inflation, changes in building codes and ordinances and environmental considerations, also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such property.

  Compliance with Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

     Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that the Hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. In addition, changes in other governmental rules and regulations or enforcement policies affecting the use and operation of the Hotels, including changes to building codes and fire and life safety codes, may occur. If the Company were required to make expenditures to comply with the ADA or other changes in governmental rules and regulations, the Company's ability to make distributions to its shareholders could be adversely affected.

  Fluctuations in Property Taxes

     Each Hotel is subject to real and personal property taxes. The real and personal property taxes on hotel properties in which the Company invests may increase or decrease as property tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, the Company's ability to make distributions to its shareholders would be adversely affected.

RISKS OF LEVERAGE

     All indebtedness incurred by the Company under the Line of Credit matures on November 1, 1998 (the "Maturity Date"). There can be no assurance that the Company will be able to extend or refinance any outstanding indebtedness under the Line of Credit on the Maturity Date or that the terms of any refinancings or extensions would be as favorable to the Company as the existing terms of the Line of Credit. The Line of Credit is secured by 28 Hotels, which will increase as the Company elects to fully utilize the $125 million maximum amount available under the Line of Credit. If the Company is unable to obtain favorable refinancing of its outstanding indebtedness at the Maturity Date or an extension of the Line of Credit, it could be required to liquidate one or more Hotels or lose one or more Hotels to foreclosure, either of which would result in financial loss to the Company. If the Company's cash flow from the Hotels securing the Line of Credit decreases such that the Company's borrowing availability under the Line of Credit (the "Line Availability") is less than the amount outstanding under the Line of Credit, the Company must either (i) provide additional collateral to increase the Line Availability or (ii) repay the excess of the amounts outstanding under the Line of Credit over the Line Availability.

     The Line of Credit generally bears interest at the variable rate of LIBOR plus 1.75%. Economic conditions could result in higher overall interest rates, which could increase debt service requirements on variable rate debt and could reduce the amount of Cash Available for Distribution.

     There can be no assurances that the Company, upon the incurrence of debt, will be able to meet its debt service obligations and, to the extent that it cannot, the Company risks the loss of some or all of its assets, including Hotels, to foreclosure. Adverse economic conditions could result in higher interest rates, which could increase debt service requirements on floating rate debt and could reduce the amounts available for distribution to shareholders. The Company may obtain one or more forms of interest rate protection (swap agreements, interest rate cap contracts, etc.) to hedge against the possible adverse effects of interest rate fluctuations. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in hotel properties at times which may not permit realization of the maximum return on such investments.

RISKS OF OPERATING HOTELS UNDER FRANCHISE AGREEMENTS

     All of the Hotels are subject to franchise agreements. The Lessee holds the franchise licenses for the Hotels. The Company guarantees the Lessee's obligations to make franchise license payments under the franchise licenses for the Hotels. Certain franchisors are requiring certain of the Hotels to be operated under conditional franchise licenses, subject to completion of certain capital improvements prior to issuance of a permanent license. Failure to complete the improvements in a manner satisfactory to a franchisor could result in the cancellation of a franchise agreement. In addition, hotels in which the Company invests subsequently may be operated pursuant to franchise agreements. The continuation of the franchises is subject to specified operating standards and other terms and conditions. Franchisors typically periodically inspect licensed properties to confirm adherence to operating standards. The failure of a hotel to maintain such standards or adhere to such other terms and conditions could result in the loss or cancellation of the franchise license. It is possible that a franchisor could condition the continuation of a franchise license on the completion of capital improvements which the Board of Directors determines are too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected hotel. In that event, the Board of Directors may elect to allow the franchise license to lapse. In any case, if a franchise is terminated, the Company and the Lessee may seek to obtain a suitable replacement franchise, or to operate the Hotel independent of a franchise license. The loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the hotel covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor.

RISKS ASSOCIATED WITH HOMEWOOD DEVELOPMENT HOTEL

     The Company has agreed to acquire one Homewood Developmental Hotel from Promus shortly after such hotel is completed. Under the terms of the Company's agreement with Promus, the Homewood Development Hotel will be built to specifications set forth in that agreement. The Company's obligation to purchase the Homewood Development Hotel is contingent upon the hotel meeting the applicable construction specifications. Because the Homewood Development Hotel is currently under development, there can be no assurances that such will be completed to the specifications to which the Company has agreed, and, therefore, there can be no assurances that the Company will acquire such hotel. In addition, the Company's agreement to purchase the Homewood Development Hotel is subject to the hotel's completion by a date specified in the agreement between the Company and Promus. There can be no assurances that the Homewood Development Hotel will be completed by such specified date, and, therefore, there can be no assurances that the Company will acquire the Homewood Development Hotel.

EFFECT OF MARKET INTEREST RATES ON PRICE OF THE SECURITIES

     One of the factors that may influence the price of the Securities in public trading markets will be the annual yield from distributions by the Company on the Common Stock and the annual yield on the Preferred Stock as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of the Securities.

ABILITY OF BOARD OF DIRECTORS TO CHANGE CERTAIN POLICIES

     The major policies of the Company, including its policies with respect to acquisitions, development, financing, growth, operations, debt capitalization and distributions are determined by its Board of Directors. The Board of Directors may amend or revise these and other policies from time to time without a vote of the shareholders of the Company. The Company cannot change its policy of limiting consolidated indebtedness to 45% of its investment in hotel properties, at cost, without the approval of the holders of a majority of the outstanding shares of Common Stock voting on such matter. The approval of two-thirds of the number of shares of Common Stock entitled to vote thereon is necessary to change the Company's policy of seeking to maintain its qualification as a REIT.

LIMITATION ON ACQUISITION AND CHANGE IN CONTROL

  Ownership Limitation

     The Ownership Limitation (as hereinafter defined), which provides that no shareholder may own, directly or indirectly, more than 9.9% of any class of the outstanding stock of the Company, may have the effect of precluding acquisition of control of the Company by a third party without the approval of the Board of Directors.

  Authority to Issue Preferred Stock

     The Articles of Incorporation authorize the Board of Directors to issue up to 10,000,000 shares of Preferred Stock and to establish the preferences and rights of any shares of Preferred Stock issued. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest.

  North Carolina Anti-Takeover Statutes

     As a North Carolina corporation, the Company is subject to various statutes which impose restrictions and require procedures with respect to certain takeover offers and business combinations, including, but not limited to, combinations with interested shareholders and share repurchases from certain shareholders. See "Description of Capital Stock -- North Carolina Anti-Takeover Statutes."

TAX RISKS

  Failure to Qualify as a REIT

     The Company operates and intends to continue to operate so as to qualify as a REIT for federal income tax purposes. Although the Company has not requested, and does not expect to request, a ruling from the Internal Revenue Service (the "Service") that it qualifies as a REIT, it previously has received, and will receive at the closing of an offering of the Securities, an opinion of its counsel that, based on certain assumptions and representations, it so qualifies. Investors should be aware, however, that opinions of counsel are not binding on the Service or any court. The REIT qualification opinion only represents the view of counsel to the Company based on counsel's review and analysis of existing law, which includes no controlling precedent. Furthermore, both the validity of the opinion and the continued qualification of the Company as a REIT will depend on the Company's continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income, and the amount of its distributions to its shareholders. See "Federal Income Tax
Considerations -- Taxation of the Company."

     If the Company were to fail to qualify as a REIT for any taxable year, the Company would not be allowed a deduction for distributions to its shareholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, Cash Available for Distribution would be reduced for each of the years involved. Although the Company currently operates and intends to continue to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Directors, with the consent of shareholders holding at least two-thirds of the Common Stock entitled to vote thereon, to revoke the REIT election. See "Federal Income Tax Considerations."

  REIT Minimum Distribution Requirements; Possible Incurrence of Additional Debt

     In order to qualify as a REIT, the Company generally is required each year to distribute to its shareholders at least 95% of its taxable income (excluding any net capital gain). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year, and (iii) 100% of its undistributed taxable income from prior years.

     The Company has made, and intends to continue to make, distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income consists primarily of its share of the income of the Partnership, and the Company's Cash Available for Distribution consists primarily of its share of cash distributions from the Partnership and lease revenue under the Percentage Lease for the Hotel owned by the Company directly. Differences in timing between the recognition of taxable income and the receipt of Cash Available for Distribution due to the seasonality of the hospitality industry could require the Company to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. For federal income tax purposes, distributions paid to shareholders may consist of ordinary income, capital gains, nontaxable return of capital or a combination thereof. The Company will provide its shareholders with an annual statement as to its designation of the tax characterization of distributions. The requirement to distribute a substantial portion of the Company's net taxable income could cause the Company to distribute amounts that otherwise would be spent on future acquisitions, unanticipated capital expenditures or repayment of debt, which would require the Company to borrow funds or to sell assets to fund the costs of such items.

     Distributions by the Partnership are determined by the Company's Board of Directors and are dependent on a number of factors, including the amount of the Partnership's Cash Available for Distribution, the Partnership's financial condition, any decision by the Board of Directors to reinvest funds rather than to distribute such funds, the Partnership's capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. See "Federal Income Tax Considerations -- Requirements for Qualification -- Distribution Requirements."

 Failure of the Partnership to be Classified as a Partnership for Federal Income Tax Purposes, Impact on REIT Status

     The Company previously has received, and will receive at the closing of an offering of Securities, an opinion of its counsel stating that the Partnership will be classified as a partnership, and not as a corporation or as an association taxable as a corporation, for federal income tax purposes. If the Service were to challenge successfully the tax status of the Partnership as a partnership for federal income tax purposes, the Partnership would be taxable as a corporation. In such event, the Company likely would cease to qualify as a REIT for a variety of reasons. Furthermore, the imposition of a corporate income tax on the Partnership would reduce substantially the amount of Cash Available for Distribution from the Partnership to the Company and its shareholders. See "Federal Income Tax Considerations -- Tax Aspects of the Partnership."

OWNERSHIP LIMITATION

     In order for the Company to maintain its qualification as a REIT, not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year. Furthermore, if any shareholder of the Lessee owns, actually or constructively, 10% or more of the stock of the Company, the Lessee could become a related party tenant of the Company, which likely would result in loss of REIT status for the Company. For the purpose of preserving the Company's REIT qualification, the Articles of Incorporation prohibit ownership of more than 9.9% of the outstanding shares of any class of the Company's stock by any shareholder and its affiliates (including the affiliates of Charles M. Winston and Robert W. Winston, III), without Board approval, subject to adjustment as described below. See "Restrictions on Ownership of Common Stock." Generally, the capital stock owned by related or affiliated shareholders will be aggregated for purposes of the Ownership Limitation (as hereinafter defined). The Ownership Limitation could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of the Common Stock might receive a premium for their shares. See "Federal Income Tax
Considerations -- Requirements for Qualification."

POSSIBLE ADVERSE EFFECTS OF SHARES AVAILABLE FOR FUTURE SALE UPON PRICES OF COMMON STOCK

     The Company may elect to issue up to 1,705,596 shares of Common Stock to holders of Units ("Unitholders") on a one-for-one basis upon the Unitholders' exercise of redemption rights they have with respect to the Units. All of the Unitholders will have certain registration rights with respect to the shares of Common Stock received by them upon redemption of their Units. The Company may also issue additional shares of Common Stock upon acquisition by the Company of Homewood Suites hotels pursuant to an agreement with Promus. No prediction can be made as to the effect, if any, that future sales of such shares of Common Stock, the availability thereof for future sale, or the existence of such registration rights may have upon the market price of the Common Stock, from time to time, or upon the Company's ability to sell additional shares of Common Stock in the future.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's (or its predecessor's) consolidated ratios of earnings to fixed charges for the six months ended June 30, 1997, and for each of the last five fiscal years. There was no Preferred Stock outstanding for any of the periods shown below. Accordingly, the ratio of earnings to fixed charges and Preferred Stock dividends is identical to the ratio of earnings to fixed charges.

                                    PREDECESSOR ENTITIES                         THE COMPANY
                               ------------------------------   ----------------------------------------------
                                YEAR ENDED                                         YEAR ENDED
                               DECEMBER 31,   JANUARY 1, 1994    JUNE 2, 1994     DECEMBER 31,    SIX MONTHS
                               ------------     TO JUNE 2,      TO DECEMBER 31,   ------------       ENDED
                               1992    1993        1994              1994         1995    1996   JUNE 30, 1997
                               ----    ----   ---------------   ---------------   ----    ----   -------------
Ratio of earnings to fixed
  charges:(1)................  1.05    1.48        1.46             15.09         4.28    5.85       4.58

---------------

(1) The consolidated ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of Line of Credit fees, amortization of interest rate caps and loan commitment fees.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company will contribute the net proceeds from the sale of the Securities to the Partnership in exchange for Units having characteristics similar to those of the Securities, and the Partnership expects to use such net proceeds for various purposes, which may include the acquisition of additional hotel assets, the repayment of outstanding indebtedness, the improvement and/or expansion of one or more of its hotel properties or for working capital purposes. Prior to utilization, the net proceeds will be invested in interest-bearing accounts and short-term, interest-bearing securities, which investments are consistent with the Company's intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

                              DISTRIBUTION POLICY

     In order to maintain its qualification as a REIT, the Company must distribute to its shareholders at least 95% of its annual taxable income (which does not include net capital gains). While future distributions paid by the Company will be at the discretion of the Board of Directors of the Company and will depend on the actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code, and such other factors as the Board of Directors of the Company deems relevant, it is the present intention of the Company to pay regular quarterly distributions.

                          DESCRIPTION OF CAPITAL STOCK

     Under the Articles of Incorporation, the total number of shares of all classes of stock that the Company has authority to issue is 60,000,000, consisting of 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. The description of the Company's Common Stock set forth below describes certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate. The following description does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws.

COMMON STOCK

     Under the Articles of Incorporation, the Company has authority to issue up to 50,000,000 shares of Common Stock. Under North Carolina law, shareholders generally are not responsible for the Corporation's debts or obligations. At July 29, 1997, the Company had outstanding 16,194,480 shares of Common Stock.

     The holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including election of directors. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of such shares exclusively possess all voting power. The Articles of Incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of Common Stock will be fully paid and nonassessable and the holders thereof will not have preemptive rights.

     The Common Stock is subject to certain restrictions upon the ownership and transfer thereof which were adopted for the purpose of enabling the Company to preserve its status as a REIT. For a description of such restrictions, see "Restrictions on Ownership of Common Stock."


     The Common Stock currently is traded on Nasdaq under the symbol "WINN." The Company has made application for the Common Stock to be listed on the New York Stock Exchange. The transfer agent and registrant for the Company's Common Stock is Wachovia Bank, N.A., Winston-Salem, North Carolina. The Company will apply to Nasdaq or any securities exchange on which the Common Stock is listed to list any additional shares of Common Stock to be sold pursuant to any Prospectus Supplement.


PREFERRED STOCK

     The Board of Directors is authorized to provide for the issuance of up to 10,000,000 shares of Preferred Stock from time to time, in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, the Board of Directors may afford the holders of any series or class of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company.

     The applicable Prospectus Supplement will describe each of the following terms that may be applicable in respect of any Preferred Stock offered and issued pursuant to this Prospectus: (1) the specific designation, number of shares, seniority and purchase price; (2) any liquidation preference per share;
(3) any maturity date; (4) any mandatory or option redemption or repayment dates and terms or sinking fund provisions; (5) any dividend rate or rates and the dates on which any dividends will be payable (or the method by which such rates or dates will be determined); (6) any voting rights; (7) any rights to convert the Preferred Stock into other securities or rights, including a description of the securities or rights into which such Preferred Stock is convertible (which may include other Preferred Stock) and the terms and conditions upon which such conversions will be effected, including, without limitation, conversion rates or formulas, conversion periods and other related provisions; (8) the place or places where dividends and other payments with respect to the Preferred Stock will be payable; and (9) any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions, including restrictions imposed for the purpose of maintaining the Company's qualification as a REIT under the Code. Upon issuance and delivery against payment therefor, all shares of the Preferred Stock offered hereby will be duly authorized, fully paid and non-assessable.

     The Preferred Stock will be subject to certain restrictions upon the ownership and transfer thereof for the purpose of enabling the Company to preserve its status as a REIT. See "Restrictions on Ownership of Common Stock."

ARTICLES OF INCORPORATION AND BYLAW PROVISIONS

  Number of Directors; Removal; Filling Vacancies

     The Articles of Incorporation and Bylaws provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will consist of not less than three nor more than nine persons, subject to increase or decrease by the affirmative vote of 80% of the members of the entire Board of Directors. At all times a majority of the Directors shall be Independent Directors, except that upon the death, removal or resignation of an Independent Director, such requirement shall not be applicable for 60 days. The shareholders shall be entitled to vote on the election or removal of directors, with each share entitled to one vote. The Bylaws provide that, subject to any rights of holders of Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, provided that Independent Directors shall nominate and approve directors to fill vacancies created by Independent Directors. Accordingly, the Board of Directors could temporarily prevent any shareholder from enlarging the Board of Directors and filling the new directorships with such shareholder's own nominees. Any director so elected shall hold office until the next annual meeting of shareholders.

     A director may be removed with or without cause by the vote of the holders of 75% of the outstanding shares at a special meeting of the shareholders called for the purpose of removing him.

  Limitation of Liability; Indemnification

     The Articles of Incorporation provide that to the maximum extent that North Carolina law in effect from time to time permits limitation of liability of directors and officers, no director or officer of the Company shall be liable to the Company or its shareholders for money damages.

     The Articles of Incorporation provide that the Company shall, to the fullest extent permitted by North Carolina law, indemnify any director, officer, employee or agent against any expense incurred by such person if the disinterested directors, the shareholders or independent legal counsel determine that such person conducted himself in good faith and (a) reasonably believed, in the case of conduct in his official capacity with the Company, that his conduct was in its best interest and in all other cases, that his conduct was at least not opposed to the Company's best interest and (b) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.


     Any indemnification by the Company pursuant to the provisions of the Articles of Incorporation described above shall be paid out of the assets of the Company and shall not be recoverable from the shareholders. The Company has purchased director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above. To the extent that the foregoing indemnification provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Commission such indemnification is contrary to public policy and, therefore, unenforceable.


  Amendment

     The Articles of Incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, with the shareholders voting as a class with one vote per share. The Company's Bylaws may be amended by the Board of Directors or by vote of the holders of a majority of the outstanding shares of Common Stock.

NORTH CAROLINA ANTI-TAKEOVER STATUTES

     In addition to certain of the Articles of Incorporation provisions discussed above, North Carolina has adopted a series of statutes that may deter takeover attempts or tender offers, including offers or attempts that might result in the payment of a premium over the market price for the Common Stock or that a shareholder might otherwise consider in its best interest.

     The Company is subject to the North Carolina Control Share Acquisition Act. The provisions of this Act are triggered upon the acquisition by a person of shares of voting stock of the Company that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Control Share Acquisition Act, the shares acquired in such a transaction that meet or exceed any of these thresholds ("Control Shares") have no voting rights until conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of Control Shares, any officer of the Company and any employee of the Company who is also a director of the Company. If voting rights are conferred on the Control Shares, all shareholders of the Company have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any Control Shares. The aggregate effect of these provisions may be to delay or prevent attempts by other corporations or groups to acquire control of the Company without negotiation with the Board of Directors.

     The North Carolina Shareholder Protection Act requires the affirmative vote of 95% of a corporation's voting shares to approve a "business combination" with any person that beneficially owns more than 20% of the voting shares of the corporation unless the fair price provisions of the Act are satisfied.

     "Business combination" is defined by the statute as any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than five million dollars) of any other entity.

                   RESTRICTIONS ON OWNERSHIP OF COMMON STOCK

     For the Company to qualify as a REIT under the Code, certain restrictions apply to the ownership of shares of capital stock. See "Federal Income Tax Considerations -- Requirements for Qualification." Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Articles of Incorporation restrict the acquisition of shares of Common Stock (the "Ownership Limitation").

     The Ownership Limitation provides that, subject to certain exceptions specified in the Articles of Incorporation, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of the outstanding shares of Common Stock. The Board of Directors may, but in no event is required to, waive the Ownership Limitation if evidence satisfactory to the Board of Directors is presented that ownership in excess of such amount will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it or an undertaking from the applicant with respect to preserving the REIT status of the Company. If shares in excess of the Ownership Limitation, shares which would cause the Company to be beneficially owned by fewer than 100 persons, shares which would cause the Company to be "closely held," or shares which would cause the Company to own 10% or more of a tenant of its property, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to the shares.

     The Ownership Limitation will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Any change in the Ownership Limitation would require an amendment to the Articles of Incorporation. In addition to preserving the Company's status as a REIT, the Ownership Limitation may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors. All certificates representing shares of capital stock will bear a legend referred to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, 5% or more of the outstanding Common Stock and any shareholder requested by the Company must file an affidavit with the Company containing the information specified in the Articles of Incorporation with respect to their ownership of shares within 30 days after January 1 of each year. In addition, each shareholder shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of material federal income tax considerations that may be relevant to a prospective holder of the Common Stock. The following discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE COMMON STOCK, INCLUDING THE STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, AND SALE, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company elected to be taxed as a REIT under sections 856 through 860 of the Code, effective for its short taxable year ended December 31, 1994. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT for federal income tax purposes.

     Hunton & Williams has acted as special tax counsel to the Company. Prior to issuing Common Stock or Preferred Stock, the Company expects to receive an opinion of Hunton & Williams as to its REIT qualification. Continued qualification and taxation as a REIT will depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Code discussed below. No assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "-- Failure to Qualify."

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

     The Company believes that it qualified to be taxed as a REIT for its taxable years ended December 31, 1994, December 31, 1995 and December 31, 1996, and that its organization and current and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ended December 31, 1997 and in the future. Prior to issuing Securities, the Company expects to obtain an opinion of Hunton & Williams, special tax counsel, as to its REIT qualification. Qualification and taxation as a REIT depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Code discussed below. No assurance can be given that the actual results of the Company's operation for any taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "-- Failure to Qualify."

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its undistributed items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then to the extent of such asset's "built-in gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by the Company over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of "built-in gain" assume that the Company would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition. See "-- Pending Tax Legislation."

REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made by the Company to be taxed as a REIT. The ownership of the Common Stock is sufficiently diverse to allow the Company to satisfy requirements (v) and (vi). In addition, the Company's Articles of Incorporation provide for restrictions regarding transfers of the

Common Stock that are intended to assist the Company in continuing to satisfy the requirements described in clauses (v) and (vi) above.

     For purposes of determining share ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Code section 401 (a), however, is not considered an individual and the beneficiaries of trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule.

     The Company does not currently have any corporate subsidiaries, although it may have corporate subsidiaries in the future. Code section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which has been held by the REIT at all times during the period that such corporation has been in existence. Thus, in applying the requirements described herein, any "qualified REIT subsidiaries" acquired or formed by the Company will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities, and items of income, deduction, and credit of the Company.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income and asset tests described below. Thus, the Company's proportionate share of the assets and gross income of the Partnership will be treated as assets and gross income of the Company for purposes of applying the requirements described herein.

  Income Tests

     In order for the Company to maintain its qualification as a REIT, there are three requirements relating to the Company's gross income that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, not more than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year may be gain from the sale or other disposition of (i) stock or securities held for less than one year, (ii) dealer property that is not foreclosure property, and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property). The specific application of these tests to the Company is discussed below.

     Rent received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property". Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant".

     Pursuant to the Percentage Leases, the Lessee leases from the Partnership (or, in the case of the Company-Owned Hotel, the Company) the land, buildings, improvements, furnishings and equipment comprising the Hotels for a 10-year period. The Percentage Leases provide that the Lessee is obligated to pay to the partnership (or, in the case of the Company-Owned Hotel, the Company) (i) the greater of a Base Rent or Percentage Rent and (ii) certain other Additional Charges. The Percentage Rent is calculated by multiplying fixed percentages by the gross room revenues for each of the Hotels. The Base Rent accrues and is required to be paid monthly. Although Percentage Rent is due quarterly, with respect to eleven of the Hotels, the Lessee will not be in default for non-payment of Percentage Rent due in any calendar year if the Lessee pays, within 90 days of the end of the calendar year, the excess of Percentage Rent due and unpaid over the Base Rent paid by the Lessee with respect to such year. With respect to the other Hotels, the Lessee will be in default for the non-payment of Percentage Rent if it fails to pay, within 30 days of the end of each calendar quarter, the excess of Percentage Rent due and unpaid over the Base Rent paid year to-date with respect to such quarter.

     In order for the Base Rent, the Percentage Rent, and the Additional Charges to constitute "rents from real property," the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Percentage Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties, (ii) the form of the agreement, (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement), and (iv) the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property).

     In addition, Code section 7701(e) provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property, (ii) the service recipient controls the property, (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property), (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract, (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient, and (vi) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

     The Company believes that the Percentage Leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts: (i) the Partnership (or, in the case of the Company-Owned Hotel, the Company) and the Lessee intend for their relationship to be that of a lessor and lessee and such relationship is documented by lease agreements, (ii) the Lessee has the right to the exclusive possession, use, and quiet enjoyment of the Hotels during the term of the Percentage Leases, (iii) the Lessee bears the cost of, and is responsible for, day-to-day maintenance and repair of the Hotels, other than the cost of maintaining underground utilities and structural elements, and dictates how the Hotels are operated, maintained, and improved,
(iv) the Lessee bears all of the costs and expenses of operating the Hotels

(including the cost of any inventory used in their operation) during the term of the Percentage Leases (other than real and personal property taxes, property and casualty insurance, and the cost of replacement or refurbishment of furniture, fixtures and equipment, to the extent such costs do not exceed the allowance for such costs provided by the Company or the Partnership, as applicable, under each Percentage Lease), (v) the Lessee benefits from any savings in the costs of operating the Hotels during the term of the Percentage Leases, (vi) in the event of damage to or destruction of a Hotel, the Lessee is at economic risk because it is obligated either (A) to restore the property to its prior condition, in which event it will bear all costs of such restoration in excess of any insurance proceeds, or (B) to offer to purchase the Hotel for an amount generally equal to the fair market value of the property, less any insurance proceeds, (vii) the Lessee has indemnified the Partnership (or, in the case of the Company-Owned Hotel, the Company) against all liabilities imposed on the Partnership (or, in the case of the Company-Owned Hotel, the Company) during the term of the Percentage Leases by reason of (A) injury to persons or damage to property occurring at the Hotels, (B) the Lessee's use, management, maintenance or repair of the Hotels, (C) any environmental liability caused by acts or grossly negligent failures to act of the Lessee, (D) taxes and assessments in respect of the Hotels (other than real estate or personal property taxes), or
(E) any breach of the Percentage Leases or of any sublease of a Hotel by the Lessee, (viii) the Lessee is obligated to pay substantial fixed rent for the period of use of the Hotels, (ix) the Lessee stands to incur substantial losses (or reap substantial gains) depending on how successfully it operates the Hotels, (x) the Company or the Partnership, as applicable, cannot use the Hotels concurrently to provide significant services to entities unrelated to the Lessee, and (xi) the total contract price under the Percentage Leases does not substantially exceed the rental value of the Hotels for the term of the Percentage Leases.

     If the Percentage Leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that the Partnership or the Company receives from the Lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, the Company likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose its REIT status.

     In order for the Rent to constitute "rents from real property," several other requirements also must be satisfied. One requirement is that the Rents attributable to personal property leased in connection with the lease of the real property comprising a Hotel, must not be greater than 15% of the Rent received under she applicable Percentage Lease. The Rent attributable to the personal property in a Hotel is the amount that bears the same ratio to total Rent for the taxable year as the average of the adjusted bases of the personal property in the Hotel at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property comprising the Hotel at the beginning and at the end of such taxable year (the "Adjusted Basis Ratio"). The Adjusted Basis Ratio for each Hotel has not exceeded 15%. In no event will the Partnership or the Company acquire additional personal property for a Hotel to the extent that such acquisition would cause the Adjusted Basis Ratio for that Hotel to exceed 15%. There can be no assurance, however, that the Service will not assert that the personal property acquired by the Partnership or the Company had a value in excess of its appraised value, or that a court will not uphold such assertion. If such a challenge were successfully asserted, the Adjusted Basis Ratio could exceed 15% as to one or more of the Hotels, which in turn potentially could cause the Company to fail to satisfy the 95% or 75% gross income test and thus lose its REIT status.

     Another requirement for qualification of the Rent as "rents from real property" is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the Percentage Leases are entered into, (ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and
(iii) conform with normal business practice. More generally, the Percentage Rent will not qualify as "rents from real property" if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the Percentage Rent on income or profits. Because the Percentage Rent is based on fixed percentages of the gross room revenues from the Hotels that are established in the Percentage Leases, and the Company has represented that the percentages (i) will not be renegotiated during the term of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profits and (ii) conform with normal business practice, the Percentage Rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, the Company has represented that, with respect to other hotel properties that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenues, as described above).

     A third requirement for qualification of the Rent as "rents from real property" is that the Company must not own, actually or constructively, 10% or more of the Lessee. The constructive ownership rules of the Code generally provide that, if 10% or more in value of the stock of the Company is owned, directly or indirectly, by or for any person, the Company is considered as owning the stock owned, directly or indirectly, by or for such person. The Company does not actually own any stock of the Lessee. Various Winston Affiliates, which indirectly own interests in the Lessee, may acquire Common Stock by exercising their Redemption Rights. The Partnership Agreement, however, provides that if, upon a redemption of Units, the Company would own, actually or constructively, 10% or more of any tenant, the Company must redeem the Units for cash rather than Common Stock. The Articles of Incorporation likewise prohibit any person from owning, actually or constructively, 9.9% or more of the Company. Thus, the Company should never own, actually or constructively, 10% or more of the Lessee. Furthermore, the Company has represented that, with respect to other hotel properties that it acquires in the future, it will not lease any property to a Related Party Tenant. However, because the Code's constructive ownership rules for purposes of the Related Party Tenant rules are broad and it is not possible to monitor continually direct and indirect transfers of shares of Common Stock, no absolute assurance can be given that such transfers or other events of which the Company has no knowledge will not cause the Company to own constructively 10% or more of the Lessee at some future date.

     A fourth requirement for qualification of the Rent as "rents from real property" is that neither the Company nor the Partnership can furnish or render noncustomary services to the tenants of the Hotels, or manage or operate the Hotels, other than through an independent contractor who is adequately compensated and from whom the Company does not derive or receive any income. Provided that the Percentage Leases are respected as true leases, the Company should satisfy that requirement because the Company and the Partnership do not perform, and will not perform, any services other than customary ones for the Lessee. Furthermore, the Company has represented that, with respect to each other hotel property that it acquires in the future, it will not perform noncustomary services with respect to the tenant of the property. As described above, however, if the Percentage Leases are recharacterized as service contracts or partnership agreements, the Rent likely would be disqualified as "rents from real property" because the Company and the Partnership would be considered to furnish or render services to the occupants of the Hotels and to manage or operate the Hotels other than through an independent contractor who is adequately compensated and from whom the Company derives or receives no income.

     If a portion of the Rent from a particular Percentage Lease does not qualify as "rents from real property" because the Rent attributable to personal property with respect to such Percentage Lease exceeds 15% of the total Rent for a taxable year, the portion of the Rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. If the Rent attributable to personal property that is nonqualifying income, plus any other nonqualifying income, during a taxable year exceeds 5% of the Company's gross income during such year, the Company would lose its REIT status. In addition, if the Rent does not qualify as "rents from real property" because either (i) the Percentage Rent is considered based on the income or profits of the Lessee, (ii) the Company owns, actually or constructively, 10% or more of the Lessee, or (iii) the Company furnishes noncustomary services to the tenants of the Hotels, or manages or operates the Hotels other than through a qualifying independent contractor, none of the Rent would qualify as "rents from real property". In that case, the Company likely would lose its REIT status because it would be unable to satisfy both the 75% and 95% gross income tests.

     In addition to the Rent, the Lessee is required to pay to the Company or the Partnership, as applicable, the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts that the Lessee is obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as "rents from real property." To the extent, however, that the Additional Charges represent interest accrued on the late payment of the Rent or the Additional Charges, the Additional Charges should not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a "shared appreciation provision" (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property.

     Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT (and the net income from that transaction is subject to a 100% tax). The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. All inventory required in the operation of the Hotels will be purchased by the Lessee or its designee as required by the terms of the Percentage Leases. Accordingly, the Company and the Partnership believe that no asset owned by the Company or the Partnership is held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of the Company or the Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company and the Partnership will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company or the Partnership can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     The Company will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income under the 75% gross income test), less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is defined as any real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness that such property secured and (ii) for which such REIT makes a proper election to treat such property as foreclosure property. However, a REIT will not be considered to have foreclosed on a property where such REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Under the Code, property generally ceases to be foreclosure property with respect to a REIT on the date that is two years after the date such REIT acquired such property (or longer if an extension is granted by the Secretary of the Treasury). The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day (i) on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify under the 75% gross income test, (ii) on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such, building or other improvement was completed before default became imminent), or (iii) which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT does not derive or receive any income). As a result of the rules with respect to foreclosure property, if the Lessee defaults on its obligations under a Percentage Lease for a Hotel, the Company terminates the Lessee's leasehold interest, and the Company is unable to find a replacement Lessee for such Hotel within 90 days of such foreclosure, gross income from hotel operations conducted by the Company with respect to such Hotel would cease to qualify for the 75% and 95% gross income tests. In such event, the Company likely would be unable to satisfy the 75% and 95% gross income tests and, thus, would fail to qualify as a REIT.

     The Company has entered into interest rate cap agreements to eliminate its exposure to increases in interest rates under the Line of Credit. In the future, the Company or the Partnership may, from time to time, enter into other hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that the Company or the Partnership enters into interest rate swap or cap contracts, such as the interest rate cap agreements entered into by the Company in February 1995, to hedge any variable rate indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contracts should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Furthermore, any such contract would be considered a "security" for purposes of applying the 30% gross income test. To the extent that the Company or the Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "-- Taxation of the Company", even if those relief provisions apply, a 100% tax would be imposed with respect to the net income attributable to the greater of the amounts by which the Company failed the 75% or 95% gross income tests. No such relief is available for violations of the 30% income test.

  Asset Tests

     The Company, at the close of each quarter of its taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets," or, in cases where the Company raises new capital through stock or long-term (at least five year) debt offerings, temporary investments in stock or debt instruments during the one-year period following the Company's receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the principal balance of the mortgage does not exceed the value of the associated real property, and shares of stock in other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the Partnership or the stock of a subsidiary with respect to which the Company has held 100% of the stock at all times during the subsidiary's existence).

     For purposes of the asset tests, the Company will be deemed to own its proportionate share of the assets of the Partnership, rather than its general partnership interest in the Partnership. The Company has represented that, at all relevant times, (i) at least 75% of the value of its total assets has been, and will be, represented by real estate assets, cash and cash items (including receivables), and government securities and (ii) it has not owned, and will not own, any securities that do not qualify for the 75% asset test (except for the stock of subsidiaries with respect to which it has held 100% of the stock at all times during the subsidiary's existence). In addition, the Company has represented that it will not acquire or dispose, or cause the Partnership to acquire or dispose, of assets in the future in a way that would cause it to violate either asset test.

     If the Company should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if
(i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by an acquisition of one or more nonqualifying assets. If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the quarter in which it arose.

  Distribution Requirements

     The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of its net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it would be subject to tax on the amount it does not distribute at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution amount over the amounts actually distributed. The Company has made, and intends to continue to make, timely distributions sufficient to satisfy all annual distribution requirements.

     It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, under certain of the Percentage Leases, the Lessee may defer payment of the excess of the Percentage Rent over the Base Rent paid by the Lessee for a period of up to 90 days after the end of the calendar year in which such payment was due. In that case, the Partnership still would be required to recognize as income the excess of the Percentage Rent over the Base Rent paid by the Lessee in the calendar year to which such excess relates. Further, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. Therefore, the Company may have less Cash Available for Distribution than is necessary to meet its annual 95% distribution requirement or to avoid corporate income tax or the excise tax imposed on certain undistributed income. In such a situation, the Company may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional shares of common or preferred stock.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

  Recordkeeping Requirement

     Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding stock. The Company has complied and will continue to comply with such requirements.

  Partnership Anti-Abuse Rule

     The U.S. Department of the Treasury has issued a final regulation (the "Anti-Abuse Rule") under the partnership provisions of the Code (the "Partnership Provisions"), that authorizes the Service, in certain "abusive" transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the Service deems appropriate. The Anti-Abuse Rule applies where a partnership is formed or availed of in connection with a transaction (or series of related transactions) a principal purpose of which is to reduce substantially the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible economic arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income without incurring an entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions. The Anti-Abuse Rule contains an example in which a corporation that elects to be treated as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partnership interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the Partnership Provisions and, thus, cannot be recast by the Service. However, because the Anti-Abuse Rule is extraordinarily broad in scope and is applied based on an analysis of all of the facts and circumstances, there can be no assurance that the Service will not attempt to apply the Anti-Abuse Rule to the Company. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, including disregarding the Partnership for federal tax purposes or treating one or more of its partners as nonpartners. Any such action potentially could jeopardize the Company's status as a REIT.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. For purposes of determining whether distributions are made out of the Company's current or accumulated earnings and profits, the Company's earnings and profits will be allocated first to the Preferred Stock and then to the Common Stock. There can be no assurances that the Company will have sufficient earnings and profits to cover distributions to holders of both the Preferred Stock and the Common Stock. As used herein, the term "U.S. shareholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his Common Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the Common Stock has been held for one year or less) assuming the Common Stock is a capital asset in the hands of the shareholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

     Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses will be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Common Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which a shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Common Stock (or distributions treated as such) will be treated as investment income only if a shareholder so elects, in which case such capital gain will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

TAXATION OF SHAREHOLDERS ON THE DISPOSITION OF THE COMMON STOCK

     In general, any gain or loss realized upon a taxable disposition of the Common Stock by a shareholder who is not a dealer in securities will be treated as long-term capital gain or loss if the Common Stock has been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of Common Stock by a shareholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the Common Stock may be disallowed if other shares of the Common Stock are purchased within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

     A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%, and the tax rate on net capital gains applicable to individuals is 28%. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years. See "-- Pending Tax Legislation."

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company will report to its U.S. shareholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides the Company with a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their nonforeign status to the Company. In April 1996, the Service issued proposed regulations regarding the backup withholding rules as applied to Non-U.S. Shareholders. The proposed regulations would alter the technical requirements relating to backup withholding compliance and are proposed to be effective for distributions made after December 31, 1997. See "-- Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling and on the intention of the Company to invest its assets in a manner that will avoid the recognition of UBTI by the Company, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the Common Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of the Company's stock is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by the Company from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Company's stock only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's stock or (B) a group of pension trusts individually holding more than 10% of the value of the Company's stock collectively owns more than 50% of the value of the Company's stock. However, the Ownership Limitation should prevent any Exempt Organization from owning more than 10% of the value of the Company's stock.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and are not designated by the Company as capital gains dividends will be treated as ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Common Stock is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a foreign corporation). The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. The Service issued proposed regulations in April 1996 that would modify the manner in which the Company complies with the withholding requirement.

     Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's Common Stock, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his Common Stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

     In August 1996, the U.S. Congress passed the Small Business Job Protection Act of 1996, which requires the Company to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Non U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is designated by the Company as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of his Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. Because the Common Stock is publicly traded, no assurance can be given that the Company is or will continue to be a "domestically controlled REIT". In addition, a Non-U.S. Shareholder that owned (actually or constructively) 5% or less of the Company's outstanding Common Stock at all times during a specified testing period will not be subject to tax under FIRPTA if the Company's Common Stock is "regularly traded" on an established securities market (e.g., the Nasdaq Stock Market on which the Common Stock is currently traded). Furthermore, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the Common Stock is effectively connected with the Non-U.S. Shareholder's U.S. trade or business, in which case the Non-U.S. Shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder will be subject to the same a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of foreign corporations).

OTHER TAX CONSEQUENCES

     The Company, the Partnership, and the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business, or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. CONSEQUENTLY, PROSPECTIVE SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE COMPANY.

TAX ASPECTS OF THE PARTNERSHIP

     The following discussion summarizes certain federal income tax considerations applicable to the Company's investment in the Partnership. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

  Classification as a Partnership

     The Company is entitled to include in its income its distributive share of the Partnership's income and to deduct its distributive share of the Partnership's losses only if the Partnership is classified for federal income tax purposes as a partnership rather than as an association taxable as a corporation. An entity will be classified as a partnership rather than as a corporation or an association taxable as a corporation for federal income tax purposes if the entity (i) is treated as a partnership under Treasury Regulations, effective January 1, 1997, relating to entity classification (the "Check-the-Box Regulations") and (ii) is not a "publicly traded" partnership.

     In general, under the Check-the-Box Regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997, such as the Partnership, will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification, (ii) the entity and all members of the entity recognized the federal tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (iii) neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination. The Partnership intends to continue to be treated as a partnership under the Check-the-Box Regulations. In addition, the Company has represented that (a) the Partnership will not elect to be treated as an association taxable as a corporation for federal income tax purposes under the Check-the-Box Regulations and (b) neither the Partnership nor any partner thereof was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the Partnership was under examination.

     A "publicly traded" partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of such partnership's gross income for a taxable year consists of "qualifying income" under section 7704(d) of the Code, which generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to REITs (the "90% Passive-Type Income Exception"). See
"-- Requirements for Qualifications -- Income Tests." The U.S. Treasury Department has issued regulations effective for taxable years beginning after December 31, 1995 (the "PTP Regulations") that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (a) substantially all of the value of the owner's interest in the flow-through entity's interest (direct or indirect) in the Partnership and (b) a principal purpose of the use of the flow-through entity is attributable to the flow-through entity is to permit the partnership to satisfy the 100-partner limitation. The Company believes that the Partnership qualifies for the Private Placement Exclusion and that if the Partnership were considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, the Partnership should not be treated as a corporation because it should be eligible for the 90% Passive-Type Income Exception.

     The Partnership has not requested, and does not intend to request, a ruling from the Service that it will be classified as a partnership for federal income tax purposes. Instead, prior to issuing Securities, the Company expects to obtain an opinion of Hunton & Williams that the Partnership will be treated for federal income tax purposes as a partnership and not as a corporation or an association taxable as a corporation. No assurance can be given that the Service will not challenge the status of the Partnership as a partnership for federal income tax purposes. If such challenge were sustained by a court, the Partnership would be treated as a corporation for federal income tax purposes, as described below.

     If for any reason the Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to qualify as a REIT. See "-- Requirements for Qualification -- Income Tests" and "-- Requirements for Qualification -- Asset Tests." In addition, any change in the Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. See "Federal Income Tax
Considerations -- Requirements for Qualification -- Distribution Requirements." Further, items of income and deduction of the Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, the Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Partnership's taxable income.

  Income Taxation of the Partnership and its Partners

     Partners, Not the Partnership, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, the Company is required to take into account its allocable share of the Partnership's income, gains, losses, deductions, and credits for any taxable year of the Partnership ending within or with the taxable year of the Company, without regard to whether the Company has received or will receive any distribution from the Partnership.

     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under section 704 (b) of the Code if they do not comply with the provisions of section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnership's allocations of taxable income, gain and loss are intended to comply with the requirements of section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Tax Allocations With Respect to Contributed Properties.  Pursuant to
section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department has issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by section 704(c) of the Code and outlining several reasonable allocation methods.

     Under the Partnership Agreement, depreciation or amortization deductions of the Partnership generally are allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that Code section 704(c) requires otherwise with respect to the Contributed Hotels owned by the Partnership. In addition, gain on the sale of a Contributed Hotel owned by the Partnership will be specially allocated to the contributing Partner or Partners (including the Company, if applicable) to the extent of any "built-in" gain with respect to such Contributed Hotel for federal income tax purposes. The application of section 704(c) to the Partnership is not entirely clear, however, and may be affected by Treasury Regulations promulgated in the future.

     Basis in Partnership Interest. The Company's adjusted tax basis in its partnership interest in the Partnership generally is equal to (i) the amount of cash and the basis of any other property contributed to the Partnership by the Company, (ii) increased by (A) its allocable share of the Partnership's income and (B) its allocable share of indebtedness of the Partnership, and (iii) reduced, but not below zero, by (A) its allocable share of the Partnership's loss and (B) the amount of cash distributed to the Company, and by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Partnership.

     If the allocation of the Company's distributive share of the Partnership's loss would reduce the adjusted tax basis of the Company's interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that the Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Partnership (such decrease being considered a constructive cash distribution to the Company), would reduce the Company's adjusted tax basis below zero, such distributions (including such constructive distributions) will constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as capital gain, and, if the Company's interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

     Depreciation Deductions Available to the Partnership. To the extent that the Partnership has acquired or will acquire, as the case may be, the Hotels in exchange for cash, the Partnership's initial basis in such Hotels for federal income tax purposes generally is or will be equal to the purchase price paid by the Partnership. The Partnership generally depreciates such depreciable hotel property for federal income tax purposes under the modified accelerated cost recovery system of depreciation ("MACRS"). Under MACRS, the Partnership generally depreciates furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half year convention. If, however, the Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under MACRS, the Partnership generally depreciates buildings and improvements over a 39-year recovery period using a straight line method and a mid-month convention. The Partnership has acquired some of the Hotels in exchange for Units. In addition, the Company acquired one of the Hotels pursuant to a merger of the corporation that owned that Hotel into the Company. The Partnership's or the Company's, as the case may be, initial basis in such Hotels for federal income tax purposes should be the same as the transferor's basis in such Hotels on the date of acquisition by the Partnership. Although the law is not entirely clear, the Partnership and the Company generally depreciate such depreciable hotel property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The Partnership's tax depreciation deductions are allocated among the partners in accordance with their respective interests in the Partnership (except to the extent that the Partnership is required under Code section 704(c) to use a method for allocating depreciation deductions attributable to the Contributed Hotels or other contributed properties that results in the Company receiving a disproportionate share of such deductions).

SALE OF THE COMPANY'S OR THE PARTNERSHIP'S PROPERTY

     Generally, any gain realized by the Company or the Partnership on the sale of property held by it for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Partnership on the disposition of the Contributed Hotels will be allocated first to the partners who contributed those hotels under section 704(c) of the Code to the extent of such partners' "built-in gain" on those Hotels at the time of the disposition for federal income tax purposes. The contributing partners' "built-in gain" on the Contributed Hotels sold will equal the excess of the Contributing Partners' proportionate share of the book value of those Hotels as reflected in the Partnership's capital accounts over the Contributing Partners' adjusted tax basis allocable to those Hotels at the time of the sale. Any remaining gain recognized by the Partnership on the disposition of the Contributed Hotels will be allocated among the partners in accordance with their respective percentage interests in the Partnership. The Board of Directors has adopted a policy to which the Winston Affiliates have consented that any decision to sell a Hotel will be made by a majority of the Independent Directors. See "Risk
Factors -- Conflicts of Interest."

     The Company's share of any gain realized by the Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Requirements for Qualification -- Income Tests." Such prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the income tests for REIT status. The Company, however, does not presently intend to acquire or hold or allow the Partnership to acquire or hold any property that constitutes inventory or other property held primarily for sale to customers in the ordinary course of the Company's or the Partnership's trade or business.

PENDING TAX LEGISLATION

     Both houses of the U.S. Congress have passed legislation known as the Revenue Reconciliation Act of 1997 (the "Act") that would modify certain Code provisions relating to REIT qualification. First, REITs no longer would be subject to the 30% gross income test. Second, income and gain from the sale of all instruments entered into by a REIT to hedge interest rate risk with respect to debt incurred to acquire or carry real estate assets, including interest rate swap or cap agreements, options, futures and forward rate contracts, and other similar financial instruments, would be qualifying income for purposes of the 95% income test. Third, a REIT that complied with all the requirements for ascertaining the ownership of its outstanding shares in a taxable year and did not have reason to know that it violated the 5/50 Rule would be deemed to have satisfied the 5/50 Rule for such taxable year. Fourth, amounts received by a REIT with respect to real or personal property for noncustomary services furnished by the REIT to its tenants or for operating such property ("Impermissible Tenant Service Income") would qualify as "rents from real property" as long as the amount of Impermissible Tenant Service Income received by the REIT with respect to a property did not exceed one percent of the REIT's gross income from the property during the taxable year. The amount treated as received by the REIT for any service (or operation of property) would not be less than 150% of the REIT's direct cost of such service or operation. Fifth, a REIT could elect to retain and pay income tax on its net long-term capital gain. In such a case, the REIT's shareholders would include in income their proportionate share of the REIT's undistributed long-term capital gain and would be deemed to have paid their proportionate share of the tax paid by the REIT. Sixth, amounts includible in a REIT's income by reason of cancellation of indebtedness would not be subject to the 95% distribution requirement. The proposed legislation described above, if enacted in its present form, would be effective for taxable years beginning after the date of enactment of the Act.

     The Act also would reduce the tax rate on long-term capital gains applicable to individuals from 28% to a maximum of 20%. That legislation is proposed to be effective for sales or exchanges occurring after May 6, 1997. There can be no assurance, however, that any of such proposed legislation will be enacted into law.

     President Clinton has proposed legislation separate from the Act that would require a REIT to recognize built-in gain immediately upon the acquisition of an asset with built-in gain from a large C corporation (i.e., a C corporation the fair market value of whose stock exceeds $5 million at the time of the transfer of the asset). If such legislation is enacted as currently written, if a REIT failed to qualify as REIT, no relief provisions applied, and the REIT reelected REIT status after the four-year disqualification period, upon such reelection, the REIT would be required to recognize any built-in gain associated with its assets. The proposed legislation, if enacted in its present form, would be effective for transfers of assets made after December 31, 1997.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in or outside the United States to or through underwriters and also may sell Securities directly to other purchasers or through agents. The Prospectus Supplement with respect to the Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents, the initial public offering price, any underwriting discounts and other items constituting underwriters compensation, any discounts or concessions allowed or reallowed or paid to dealers, and any interdealer quotation system or securities exchanges on which the Securities may be listed.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement relating thereto. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Securities described in any applicable Prospectus Supplement if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is currently traded on Nasdaq. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on Nasdaq or any other exchange on which the Common Stock is then traded, subject to official notice of issuance. The Company may elect to list any series of Preferred Stock on Nasdaq or an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

     Under agreements the Company may enter into, underwriters, dealers, and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1996 and 1995 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1996 and 1995 and the period June 2, 1994 through December 31, 1994 and the financial statement schedule as of December 31, 1996; the balance sheets of the Lessee as of December 31, 1996 and 1995 and the statements of income, shareholders' equity and cash flows for the years ended December 31, 1996 and 1995 and the period June 2, 1994 through December 31, 1994; the combined statements of income, equity and cash flows for the year ended December 31, 1995 of the Impac Acquisition Hotels (described in Note 1 to those financial statements); and the combined statements of income, capital deficiency and cash flows of the Initial Hotels (described in Note 1 to those financial statements) for the five months ended June 2, 1994; all incorporated by reference in this Prospectus, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the Securities will be passed upon for the Company by King & Spalding, Atlanta, Georgia. In addition, the description of federal tax consequences contained in the Prospectus under the caption "Federal Income Tax Considerations" is based upon the opinion of Hunton & Williams, Richmond, Virginia. King & Spalding will rely on an opinion of local counsel with respect to all matters involving North Carolina law.

             ======================================================

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
The Company...........................    4
Risk Factors..........................    6
Ratio of Earnings to Fixed Charges....   15
Use of Proceeds.......................   15
Distribution Policy...................   15
Description of Capital Stock..........   16
Restrictions on Ownership of Common
  Stock ..............................   18
Federal Income Tax Considerations.....   19
Plan of Distribution..................   36
Experts...............................   37
Legal Matters.........................   37

             ======================================================
             ======================================================
                                    [LOGO]

                                  $200,000,000

                              WINSTON HOTELS, INC.

                                  COMMON STOCK
                                PREFERRED STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------
                                            , 1997
             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by the Registrant in connection with the issuance and distribution of the Securities.

Securities and Exchange Commission, registration fee........  $60,607
Nasdaq Stock Market.........................................        *
Printing and mailing........................................        *
Accountant's fees and expenses..............................        *
Blue Sky fees and expenses..................................        *
Counsel fees and expenses...................................        *
Miscellaneous...............................................        *
                                                              -------
          Total.............................................  $     *
                                                              =======

---------------

* To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation of the Company, generally, limit the liability of the Company's directors and officers to the Company and the shareholders for money damages to the fullest extent permitted from time to time by the laws of the State of North Carolina. The Articles of Incorporation also provide, generally, for the indemnification of directors and officers, among others, against judgments, settlements, penalties, fines and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities except in connection with a proceeding by or in the right of the Company in which the director was adjudged liable to the Company or in connection with any other proceeding, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors and officers of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Company has purchased director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

ITEM 16.  EXHIBITS

  4.1   --  Form of Share Certificate (incorporated by reference to
            Exhibit 4.1 to the Company's Registration Statement on Form
            S-11 (Registration No. 33-76602))
 *5.1   --  Opinion of King & Spalding
 *8.1   --  Form of Opinion of Hunton & Williams as to Tax Matters
 12.1   --  Statement Regarding Computation of Ratios
*23.1   --  Consent of King & Spalding (included in Exhibit 5.1)
*23.2   --  Consent of Hunton & Williams (included in Exhibit 8.1)
 23.3   --  Consent of Coopers & Lybrand L.L.P.
 24.1   --  Power of Attorney (included on signature page)

---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such posteffective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on the 1st day of August, 1997.


                                          WINSTON HOTELS, INC.

                                          By:  /s/ ROBERT W. WINSTON, III
                                            ------------------------------------
                                                   Robert W. Winston, III
                                                Chief Executive Officer and
                                                          President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 1st day of August, 1997. Each of the directors and/or officers of Winston Hotels, Inc. whose signature appears below hereby appoints Robert W. Winston, III and Philip R. Alfano, and each of them severally, as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below, and to file with the Commission any and all amendments, including post-effective amendments, to this registration statement, making such changes in the registration statement as appropriate, and generally to do all such things in their behalf in their capacities as officers and directors to enable Winston Hotels, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.



                      SIGNATURE                                     TITLE                  DATE
                      ---------                                     -----                  ----

               /s/ CHARLES M. WINSTON                    Chairman of the Board         August 1, 1997
-----------------------------------------------------      (Principal Executive
                 Charles M. Winston                        Officer)

             /s/ ROBERT W. WINSTON, III                  Chief Executive Officer,      August 1, 1997
-----------------------------------------------------      President and Director
               Robert W. Winston, III

                /s/ PHILIP R. ALFANO                     Senior Vice President,        August 1, 1997
-----------------------------------------------------      Chief Financial Officer
                  Philip R. Alfano                         and Secretary (Principal
                                                           Financial Officer and
                                                           Principal Accounting
                                                           Officer)

                /s/ JAMES H. WINSTON                     Director                      August 1, 1997
-----------------------------------------------------
                  James H. Winston

              /s/ THOMAS F. DARDEN, II                   Director                      August 1, 1997
-----------------------------------------------------
                Thomas F. Darden, II

              /s/ RICHARD L. DAUGHERTY                   Director                      August 1, 1997
-----------------------------------------------------
                Richard L. Daugherty

                   /s/ PAUL FULTON                       Director                      August 1, 1997
-----------------------------------------------------
                     Paul Fulton

                 /s/ EDWIN B. BORDEN                     Director                      August 1, 1997
-----------------------------------------------------
                   Edwin B. Borden

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
  4.1      --  Form of Share Certificate (incorporated by reference to
               Exhibit 4.1 to the Company's Registration Statement on Form
               S-11 (Registration No. 33-76602))
 *5.1      --  Opinion of King & Spalding
 *8.1      --  Form of Opinion of Hunton & Williams as to Tax Matters
 12.1      --  Statement Regarding Computation of Ratios
*23.1      --  Consent of King & Spalding (included in Exhibit 5.1)
*23.2      --  Consent of Hunton & Williams (included in Exhibit 8.1)
 23.3      --  Consent of Coopers & Lybrand L.L.P.
 24.1      --  Power of Attorney (included on signature page)

---------------

* To be filed by amendment.